Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

Email sent to employees

April 27, 2011

All,

Today marks a milestone in Savvis’ history. As you can see from the attached press release, we announced that Savvis will be acquired by CenturyLink for $40 per share, in a 75% cash and 25% stock transaction, for a total of approximately $2.5 billion, plus net debt of $0.7 billion which will be assumed or refinanced at close. This represents a 53% premium compared to Savvis’ stock price at the beginning of this year.

This compelling transaction reflects the progress we have made here at Savvis and our achievements in key areas. Your dedication and hard work have clearly been noticed in the industry!

When I became CEO a little over a year ago I felt it was very important to enhance the value of the Company for our constituents, our clients, our investors and you, our employees. While I understand that this news may come as a surprise to many of you, we believe this transaction is a great opportunity to continue to reach our vision of leading the global revolution in enterprise IT solutions and to expand that vision to a much broader market. As part of CenturyLink, Savvis will be able to get further, farther and faster than we could have ever done on our own.

Savvis’ headquarters and organizational structure will remain the same, and we will operate as a business unit of CenturyLink, led primarily by key members of the Savvis leadership team. We will combine CenturyLink’s hosting assets with Savvis’ proven capabilities in managed hosting, cloud and network services which will allow us to better capitalize on rapidly growing market segments.

The transaction is expected to close by the end of the year, subject to customary closing conditions, including review by U.S. regulators and approval by Savvis’ shareholders. Until it closes, we will continue to operate as an independent entity, so for all of us, it is business as usual. Our mission will remain the same during this process, and thus I ask each of you to remain focused on our shared commitment of making Savvis the best company to work with and for.

I know there will be many questions and we are committed to keeping you informed throughout this process. Expect additional information in the weeks ahead. In the meantime, we will hold a special all-employee call at 8:30 a.m. CST today, April 27, to share information on the transaction. A formal invitation will be sent. Please use the below dial-in information.

Audio Conference Access:

Dial-in Domestic Toll Free #: (866) 261-3331

Dial-in International #: (703) 639-1225

Web cast access:

To join the web cast, click the following link: http://icsus.meeting-stream.com/042711_Savvis_1528644/

I encourage you to gather in groups in conference rooms to listen to the call ensuring that enough lines will be available for all employees to dial in.

Furthermore, our quarterly all hands meeting will be moved to May 5 at 10:00 a.m. CST, where I will have a chance to talk with you more about this exciting development.

Best Regards,

Jim Ousley

Savvis Chairman and Chief Executive Officer

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition, such as efficiencies and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.